UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70333

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Finamex International, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Post Oak Blvd., 22nd Floor, Suite 22-174
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristy Johnson	281-863-6111	kristy.johnson@finamexintl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristy Johnson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Finamex International, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STACYE REDINGER
State of Kansas
My Appt. Exp. Jan. 14, 2029

Signature: _Kristy Johnson_

Title:

CFO

Stacye Redinger
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)

FINANCIAL REPORT

December 31, 2024

CONTENTS



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Finamex International, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Finamex International, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Finamex International, LLC's management. Our responsibility is to express an opinion on Finamex International, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Finamex International, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Finamex International, LLC's financial statements. The supplemental information is the responsibility of Finamex International, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Finamex International, LLC's auditor since 2020.

Celeste, Texas
March 27, 2025

1



5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Financial Condition
December 31, 2024

ASSETS	
Cash and cash equivalents	$ 690,793
Clearing deposit	126,739
Accounts receivable	202,361
Commissions receivable	7,034
Prepaid expenses	47,884
TOTAL ASSETS	$ 1,074,811
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 2,798
Advance to related party	238,246
TOTAL LIABILITIES	241,044
Member's Equity	833,767
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,074,811

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Operations
Year Ended December 31, 2024

Revenue	
Securities commissions	$ 188,374
Services revenue	1,451,793
Reimbursed expenses	375,422
Interest	18,429
TOTAL REVENUE	2,034,018
Expenses	
Compensation and related costs	1,788,676
Execution and clearing	65,319
Occupancy and equipment	66,175
Professional fees	205,559
Regulatory fees and expenses	19,238
Technology and communications	156,352
Travel	100,226
Other expenses	31,962
TOTAL EXPENSES	2,433,508
NET LOSS	$ (399,490)

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2024

Balance at December 31, 2023	$ 1,233,257
Net loss	(399,490)
Balance at December 31, 2024	$ 833,767

See notes to financial statements.

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(399,490)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Decrease in accounts receivable		192,539
Increase in clearing deposit		(745)
Increase in commissions receivable		(7,034)
Increase in prepaid expenses		(1,515)
Decrease in accounts payable		(5,373)
Decrease in accrued compensation and related costs		(869,219)
Increase in advance to related party		238,246
Decrease in payable to clearing broker/dealer		(6,483)
Net cash used in operating activities		(859,074)
Net decrease in cash and cash equivalents		(859,074)
Cash and cash equivalents at beginning of year		1,549,867
Cash at end of year	$	690,793

-

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for		
Income taxes	$	-
Interest	$	-

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Finamex International, LLC (the Company), a wholly-owned subsidiary of Finamex USA, LLC, (the Parent), was organized in March 2019 as a Delaware limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC"). The U.S. dollar ($) is the functional currency of the Company.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage services to individuals located in Mexico and providing chaperone and other equity transaction services to its Parent's Parent.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Segment Reporting</u>

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including provides securities brokerage, chaperone and other equity transaction services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>

Revenue from contracts includes securities commissions and services revenue.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sells transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company also acts as a chaperone for transactions between its U.S. institutional investors and its Parent's Parent, pursuant to Exchange Act Rule 15a-6, for which the Company receives a flat fee per month as securities commission for these trades. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

The Company earns services revenue under an agreement with its Parent's Parent. The Company believes the performance obligation for providing services revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are earned monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Reimbursed expenses consist of amounts reimbursed by a related party. The reimbursed expenses are recorded as revenue in the Company's financial statements when the services are provided or expenses are incurred. The Company presents reimbursed expenses gross in the statement of operations, reflecting both the expenses incurred and the corresponding reimbursement as revenue.

<u>Income Taxes</u>

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The Company has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker-dealer. The agreement also requires a minimum monthly charge of $5,000.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, The Company had net capital of $583,522, which was $333,522 in excess of its required net capital of $250,000. The Company's net capital ratio was .41 to 1.

Note 4 - <u>Office Lease</u>

The Company leases office space in Houston, Texas and New York, New York on a month-to-month basis for approximately $2,801 and $3,160 per month respectively. Rental expense for the office lease totaled $66,175 for the year. The Company has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less.

Note 5 - <u>Concentration of Credit Risk</u>

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk. Cash balances fluctuate on a daily basis. At December 31, 2024, uninsured cash totaled $80,193.

Accounts receivable from the related parties at December 31, 2024, totals $202,361, or approximately 19% of total assets.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by or due from the clearing broker-dealer totaling $495,595, or approximately 46% of total assets at December 31, 2024.

Note 6 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - <u>Off-Balance-Sheet Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Related Party Transactions/Concentration of Revenue

The Company and its Parent's Parent have entered into an agreement (Agreement) under which the Company acts as a chaperone for transactions between its U.S. institutional investors and its Parent's Parent, pursuant to Exchange Act Rule 15a-6, effective December 10, 2020. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party. The Agreement has automatically renewed through 2025. Under the Agreement, the Company received a flat fee per month of $10,000 as securities commission for these trades, which totaled $120,000 for 2024.

The Company and its Parent's Parent have entered into a Service Agreement (Service Agreement) effective July 1, 2021 and amended effective July 29, 2022. The Service Agreement is cancelable by either party upon at least 30 days prior notice. Under the Service Agreement, the Company provides referencing services for equity transactions to the Parent's Parent. The Service Agreement requires the Parent's Parent to pay the Company a percentage of the profit margin generated in their equity sales area for the transactions referred by the Company, which is reviewed and updated every six months, and is currently 60%. Revenue earned under the Services Agreement totaled $1,451,793 during 2024.

The Company and a related party entered into an Agreement (Reimbursement Agreement) effective January 1, 2022. Under the Reimbursement Agreement, the related party reimburses the Company for reasonable business expenses incurred on behalf of the related party. Expenses reimbursed under the Reimbursement Agreement totaled $375,422 during 2024, of which $202,361 is receivable at December 31, 2024.

Revenue earned from related parties during 2024 totaled $1,947,215, or approximately 96% of total revenue.

The Company has an advance due to its Parent's Parent of $238,246 at December 31, 2024. The amount is non-interest bearing and due on demand.

Note 9 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through March 27, 2025, the date which the financial statements were available to be issued.

The Parent made a capital contribution of $1 million in February 2025.

Schedule I

FINAMEX INTERNATIONAL, LLC
(A Wholly-Owned Subsidiary of Finamex USA, LLC)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2024

Computation of Net Capital	
Total member's equity qualified for net capital	$ 833,767
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	202,361
Prepaid expenses	47,884
Total deductions and/or charges	250,245
Net capital before haircuts on securities	583,522
Haircuts on securities	
Cash	-
Net Capital	$ 583,522
Aggregate indebtedness	
Accounts payable	$ 2,798
Advance to related party	238,246
Total aggregate indebtedness	$ 241,044
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 333,522
Ratio of aggregate indebtedness to net capital	.41 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Finamex International, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Finamex International, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Finamex International, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) exemption provision and (2) Finamex International, LLC stated that Finamex International, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing chaperone and referencing services for equity transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Finamex International, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Finamex International, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 27, 2025

13



5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

Finamex International, LLC's Exemption Report

Finamex International, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Finamex International, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

2. Finamex International, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to providing chaperone and referencing services for equity transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Finamex International, LLC

I, Kristy K. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kristy Johnson

Signature

Chief Financial Officer

Title

3-26-2025

Date